KW 3/9

SEC Mail Processing Section
MAR 1 - 2013
Washington DC 400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53699

SEC Mail Processing Section
MAR 1 - 2013
Washington DC 400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEHAVEN, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 2001
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Frank (212) 218-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013994

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13/13

OATH OR AFFIRMATION

I, David Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehaven, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
GUISEPPE HAMMER
NOTARY PUBLIC-STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REGISTRATION NO. 01HA6139141
My Commission Expires JAN 3 2014

Signature

CEO & MANAGING PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEHAVEN, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

STONEHAVEN, LLC

CONTENTS

DB

Demetrius Berkower LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
Stonehaven, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company"), as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Stonehaven, LLC** as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in supplementary schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Demetrius Berkower LLC

Iselin, New Jersey
February 28, 2013

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2012
ASSETS	
Cash	$ 518,297
Fee receivable	181,700
Prepaid expenses and other assets	30,856
Property and equipment (net of accumulated depreciation of $61,719)	23,448
Security deposit	35,779
Total assets	$ 790,080
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Commission payable	$ 107,745
Accounts payable and accrued expenses	33,365
Deferred rent payable	46,154
Total liabilities	187,264
Member's equity	602,816
Total liabilities and member's equity	$ 790,080

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2012
Revenues	
Fee income	$ 4,314,741
Rental income	51,750
Other income	12,000
Interest income	1,500
Total revenues	4,379,991
Expenses	
Commissions	2,277,452
Salaries and payroll taxes	455,080
Rent and occupancy costs	136,726
Professional fees	61,515
Insurance	44,013
Telephone and internet costs	40,428
Computer service	55,863
Licenses and permits	25,113
Travel and entertainment	5,414
Depreciation and amortization	12,262
Other expenses	76,919
Total expenses	3,190,785
Income before provision for unincorporated business taxes	1,189,206
Provision for unincorporated business taxes	32,260
Net income	$ 1,156,946

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2012
Member's equity, beginning of year	$ 202,306
Capital contributions	13,025
Capital withdrawals	(769,461)
Net income	1,156,946
Member's equity, end of year	$ 602,816

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2012
Cash flows from operating activities	
Net income	$ 1,156,946
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12,262
Rent	46,154
Changes in operating assets and liabilities:	
Fee receivable	(181,700)
Security deposit	15,677
Prepaid expenses and other assets	(6,517)
Commission payable	107,745
Accounts payable and accrued expenses	29,811
Net cash provided by operating activities	1,180,378
Cash flows used in investing activities	
Purchase of property and equipment	(17,597)
Cash flows used in financing activities	
Capital contributions	13,025
Capital withdrawals	(769,461)
Net change in cash	406,345
Cash, beginning of year	111,952
Cash, end of year	$ 518,297
Supplemental disclosure of cash flow information	
Cash paid during the year for unincorporated business taxes	$ 14,260

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001, and which converted its state of formation to Delaware on January 6, 2009. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides referral business, sales of private placement interests to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3(k)(2)(i).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fee Receivable

The Company carries its receivable at cost net of allowance for doubtful accounts. As of December 31, 2012, receivables were considered fully collectible and accordingly no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Revenue Recognition

Fee income from private placements is recognized when earned and the amount can be reasonably determined.

Income Taxes

The Company files its tax return with its Parent and all tax liabilities are assumed by the Parent. The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income. The Company is subject to New York City unincorporated business tax.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2012.

2. Property and Equipment

Property and equipment consist of the following:

Office equipment and furniture and fixtures	$	74,922
Leasehold improvements		10,245
		85,167
Less: Accumulated depreciation and amortization		61,719
	$	23,448

Depreciation and amortization expense for the year ended December 31, 2012 was $12,262.

3. Rental Income

The Company subleases a portion of its space on a monthly basis under an informal agreement. Rental income aggregated $51,750 on the statement of operations for the year ended December 31, 2012.

4. Provision for Unincorporated Business Taxes

The Company's unincorporated business taxes amounted to approximately $32,000 for the year ended December 31, 2012.

5. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company had net capital of $438,778 which was $426,294 in excess of its required net capital of $12,484. The Company's ratio of aggregate indebtedness to net capital was .426 to 1.

7. Risk Concentrations

Cash

At times during the year, cash balances in banks may have exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Revenues

The Company earned fee income from two clients, which represented approximately 51% of total revenue.

8. Commitments

Effective January 1, 2012, the Company renewed its lease agreement to lease office facilities which expired on December 31, 2011. The new lease expires on May 31, 2017. The lease also includes monthly electricity and maintenance charges and contains provisions for escalations based on increases in certain costs incurred by the landlord. The Company recognizes rent on a straight-line basis. The cumulative difference between the rent payments and the rent expense since the inception of the lease was $46,154 as of December 31, 2012.

Future minimum lease payments under the lease are as follows:

Year Ending December 31,	Amount
2013	$ 135,850
2014	135,850
2015	135,850
2016	135,850
Thereafter	56,604
	$ 600,004

Rent and occupancy costs for the year ended December 31, 2012 were $136,726.

STONEHAVEN, LLC

SCHEDULE I -- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2012
Total member's equity		$ 602,816
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets	$ 30,856	
Property and equipment, net	23,448	
Fee receivable net of related commission payable	73,955	
Security deposit	35,779	
Total non-allowable assets		164,038
Net capital		$ 438,778
Aggregate indebtedness		
Deferred rent payable		46,154
Accounts payable and accrued expenses		141,110
		$ 187,264
Computation of net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 12,484
Excess net capital		$ 426,294
Percentage of aggregate indebtedness to net capital		42.68%

The following is a reconciliation between the computation of total member's equity presented above and the computation of net capital in the Company's unudited Form X-17A-5, Part II-A filing as of December 31, 2012.

Net capital in the Company's unaudited Form X-17A-5		$ 468,517
Other assets		(600)
Additional accrued expenses		
Provision of unincorporated business taxes	$ (18,000)	
Professional fees	(5,405)	
Telephone and internet costs	(3,445)	
Other expenses	(2,289)	
Total		(29,139)
Total member's equity per above		$ 438,778

STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

STONEHAVEN, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2012

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
Stonehaven, LLC

In planning and performing our audit of the financial statements of **Stonehaven, LLC** (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

We identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance. The Company did not properly record the accrual of certain revenue and expenses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Iselin, New Jersey
February 28, 2013